SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
AMENDMENT NO. 2
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
NASHUA CORPORATION
(Name of Subject Company (Issuer))
NASHUA CORPORATION (ISSUER)
(Name of Filing Person (Offeror and Issuer))
COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
Common Stock: 631226107
(CUSIP Number of Class of Securities)
John L. Patenaude
Vice President — Finance, Chief Financial Officer and Treasurer
Nashua Corporation
11 Trafalgar Square
Suite 201
Nashua, New Hampshire 03063
Telephone: (603) 880-2323
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Stephen P. Katz, Esq.
Peckar & Abramson, P.C.
70 Grand Avenue
River Edge, New Jersey 07661
Telephone: (201) 343-3434
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,950,000	$612.47

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that an aggregate of 1,900,000 shares of common stock, par value $1.00 per share, are purchased at the tender offer price of $10.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$612.47	Filing Party:	Nashua Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	May 29, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Commission on May 29, 2007 (as amended by Amendment No. 1 filed with the Commission on July 2, 2007, the “Schedule TO”) by Nashua Corporation, a Massachusetts corporation (“Nashua” or the “Company”), relating to the tender offer by the Company to purchase for cash up to 1,900,000 shares of its common stock, par value $1.00 per share, at a price of $10.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which are dated May 29, 2007 and were respectively filed with the Commission on May 29, 2007, as Exhibits (a)(1)(A) and (a)(1)(B) to the Company’s Schedule TO. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference in response to all applicable items in the Schedule TO, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.
Item 11.   Additional Information
     On July 5, 2007, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, on June 28, 2007. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.
Item 12.   Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Description

(a)(5)(B)	Press Release dated July 5, 2007, announcing final results of the tender offer.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NASHUA CORPORATION
By:	/s/ John L. Patenaude
	Name:	John L. Patenaude
	Title:	Vice President -- Finance, Chief Financial Officer and Treasurer
Dated: July 6, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 29, 2007 [1]

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) [1]

(a)(1)(C)	Notice of Guaranteed Delivery [1]

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 29, 2007 [1]

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 29, 2007 [1]

(a)(1)(F)	Letter to Shareholders from the President and Chief Executive Officer, dated May 29, 2007 [1]

(a)(1)(G)	Instruction Letter and Trustee Direction Form for Participants in the Nashua Corporation Employees’ Savings Plan [1]

(a)(1)(H)	Press Release, dated May 29, 2007 [1]

(a)(1)(I)	Summary Advertisement to be Published in The Wall Street Journal [1]

(a)(2)-(a)(4)	Not applicable

(a)(5)(A)	Press Release dated July 2, 2007, announcing preliminary results of the tender offer. [2]

(a)(5)(B)	Press Release dated July 5, 2007, announcing final results of the tender offer. [3]

(b)	Second Amended and Restated Loan Agreement by and among Nashua, LaSalle Bank National Association and Bank of America [4]

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

[1]	Previously filed in Schedule TO on May 29, 2007.

[2]	Previously filed in Amendment No. 1 to Schedule TO on July 2, 2007.

[3]	Filed herewith.

[4]	Incorporated by reference to Nashua’s Current Report on Form 8-K, filed with the SEC on May 29, 2007.